CFO Services Group

Profit and Loss

January - December 2019

	TOTAL
Income	
Accounting Products Revenues	16,955.00
Accounting Services Revenues	354,075.80
Classes & Workshop Revenues	842.39
Discounts Contra-Revenues	-11,855.80
Other Revenues	5,431.70
Project Revenue	765.00
Uncategorized Income	0.00
Total Income	**$366,214.09**
Cost of Goods Sold	
Costs of Labor	226,428.27
Costs of Services	8,948.97
Total Cost of Goods Sold	**$235,377.24**
GROSS PROFIT	**$130,836.85**
Expenses	
GSA Expenses	82,245.12
Management Expenses	41,480.83
Sales & Marketing Expenses	89,427.56
Total Expenses	**$213,153.51**
NET OPERATING INCOME	**$ -82,316.66**
NET INCOME	**$ -82,316.66**